UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated September 25, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863



MARKET RELEASE

Beneficial interest in securities

Johannesburg, 25 September 2018: In accordance with section 122(3)(b) of the Companies Act, No. 71 of 2008 and section 3.83(b) of the JSE Limited Listings Requirements, shareholders are hereby advised that the Company has received formal notification that Van Eck Associates Corporation (Van Eck) has, in aggregate, disposed American Depositary Receipts of the Company which resulted in the reduction of Van Eck's holding from 10.56% to 8.81% of the total issued ordinary shares of the Company.

As required in terms of Section 122 of the Companies Act, the required notice will be filed with the Takeover Regulation Panel.

Contacts:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "may", "could" "believe", "anticipate", "target", "estimate" and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group's Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group's Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: September 25, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer